SECURITIES AND EXCHANGE COMMISSION
                                          Washington, D.C. 20549
                                               SCHEDULE 13D
               Under the Securities Exchange Act of 1934 (Amendment No. -1-)*
 ............................................................................
                                           (Name of Issuer) ...
                                       FIRST CITY LIQUIDATING TRUST
                                      (Title of Class of Securities)
                                       Class C Beneficial Interests
                                        (CUSIP Number) 33762E 20 7
                   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications):
                                            Russell S. Molina
                                    Attorney-in-fact and Control Person
                                   New Coronado Investments Corporation
                                        c/o Woodco Fund Management
                                          4900 Woodway Suite 650
                                             Houston, TX 77056
                                         Telephone: (713) 621-2693
                        (Date of Event Which Requires Filing of This Statement)
                                            September 27, 2001
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  33762E 20 7
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(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
---

New Coronado Investments Corporation                          Not Applicable
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(2) Check the Appropriate Box if a Member of a Group (See Instructions)......
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(a)......X...................................................................
(b)..........................................................................

*New Coronado Investments Corporation is one of three companies that is controlled by Russell Molina as attorney-in-fact. Mr. Molina controls 63,896 of the Class C Certificates (the "Shares") (8.8% of the Class C Certificates) owned by New Coronado Investments Corporation, 142, 662 Shares (19.7% of the Class C Certificates) owned by Gordonville Corporation Inc., and 9,208 Shares (1.3% of the Class C Certificates) owned by Corona Investments Corporation. Therefore, Mr. Molina controls a total of 29.8% of the outstanding Shares of First City Liquidating Trust.
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(3) SEC Use Only ............................................................
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(4) Source of Funds (See Instructions)
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_____WC_____________________________________________________________________
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)....
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(6) Citizenship or Place of Organization
           Panama
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Number of Shares (7)Sole Voting Power
-0- Not Applicable
Beneficially ____________________________________________________________
Owned (8)Shared Voting Power..................-0-  Not Applicable...........
      ---
by Each ____________________________________________________________
Reporting (9)Sole Dispositive Power      ........ 63,896....................
          ---
Person ____________________________________________________________
With (10)Shared Dispositive Power..............-0- Not Applicable..........

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(11)Aggregate Amount Beneficially Owned by Each Reporting Person    63,896..
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(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)
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(13)Percent of Class Represented by Amount in Row (11)      8.8%............
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(14)Type of Reporting Person (See Instructions).............................
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 .......................CO...................................................
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Item 1. Security and Issuer

                   This statement relates to the Class C Beneficial Interests of First City Liquidating Trust (the "Issuer"). New Coronado Investments Corporation (the "Purchaser") has acquired 8.8% of the Issuer's Class C Certificates.

                   The principal executive offices of the Issuer are located at 1001 Fannin, Suite 505, Houston, TX 77002. The telephone number is (713) 651-7841.

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Item 2. Identity and Background

(a)      New Coronado Investments Corporation.

(b)                   The corporation was organized under the laws of Panama.
                      The address of the corporation's principal office is c/o Woodco Fund Management, 4900 Woodway Suite 650, Houston, Texas 77056.

(c)      Investments.

(d)      None.

(e)      None.

(f)      Not Applicable.

     Russell Molina is the attorney-in-fact of three companies acting as a group which controls 29.8% of the Class C Certificates of the Issuer. The 29.8% is comprised of 8.8% of the Shares owned by New Coronado Investments Corporation, 19.7% of the Shares owned by Gordonville Corporation Inc., and 1.3% of the Shares owned by Corona Investments Corporation.

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Item 3.  Source and Amount of Funds and Other Consideration

         Working Capital


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Item 4.  Purpose of Transaction

(a)      For Investment.

(b)      Not Applicable.

(c)      Not Applicable.

(d)      No.

(e)      Not Applicable.

(f)      No.

(g)      No.

(h)      No.

(i)      No.

(j)      No.

     Russell Molina is the attorney-in-fact of three companies acting as a group which controls 29.8% of the Class C Certificates of the Issuer. The 29.8% is comprised of 8.8% of the Shares owned by New Coronado Investments Corporation, 19.7% of the Shares owned by Gordonville Corporation Inc., and 1.3% of the Shares owned by Corona Investments Corporation.













Item 5.  Interest in Securities of the Issuer.

                   (a) 63,896 Shares -The corporation owns 8.8% of the 725,729 Class C Certificates of the Issuer outstanding.

(b)      63,896 Shares.

(c) The Shares described in 5(a) were purchased from August 13, 2001 thru September 27, 2001. The price per each Class C Certificate was $1.50 per Share.

(d)      Not Applicable.

(e)      Not Applicable.

     Russell Molina is the attorney-in-fact of three companies acting as a group which controls 29.8% of the Shares. The 29.8% is comprised of 8.8% of the Shares owned by New Coronado Investments Corporation, 19.7% of the Shares owned by Gordonville Corporation Inc., and 1.3% of the Shares owned by Corona Investments Corporation.


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                   Item 6. Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

Not Applicable.

________________________________________________________________________
Item 7.  Material to be Filed as Exhibits

   1.       Power of Attorney - in favor of Russell Molina dated May 3, 2001.
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Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 ..........................................................................
Date    October 1, 2001


 ..........................................................................
Signature

/s/Russell Molina
Russell Molina


 ............................................................................
Name/Title    Russell Molina, Attorney-in-fact and Control Person

                   The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                       [GRAPHIC OMITTED]

                                    EXHIBIT 1

                                POWER OF ATTORNEY



KNOW ALL MEN BY THESE PRESENTS:


NEW CORONADO INVESTMENT CORP. (The Company)

                   A Corporation established in Panama, and incorporated under the laws of the Republic of Panama, hereby irrevocably constitutes and appoints:

                               Mr. Russell Molina

as the true and lawful agent and attorney in fact of the Company, with full power and authority to act on behalf, and in the name, place and stead of the Company and to represent the Company in any and all respects, acting singly, without restrictions whatsoever.

This Power of Attorney is to extend to all acts of any sort, which may be requisite and necessary to be done under the circumstances as fully, to all intents and purposes, including but not limited to the following:

        To execute any and all documents, instruments or papers, with respect to the opening and maintaining of bank accounts, to enter into and execute contracts for the borrowing of monies to perform any other banking operations, to buy, lease and sell, directly or indirectly, real property, to buy, lease and sell directly or indirectly, real property, to buy arid sell any kind of security to establish mortgages, to sign on behalf of the Company and to perform other day to day functions.

This Power of Attorney grants worldwide authority to the aforesaid attorney in fact to represent the Company, including but not restricted to any European Economic Community Country or the United States of America.

To induce any third party to accept the actions of the attorney in fact hereunder as being pursuant to this Power, the Company hereby agrees that any third party receiving a duly executed copy of the facsimile of this instrument may accept the action of the attorney in fact hereunder as an action of the Company, and that revocation or termination hereof by operation of law or otherwise shall be ineffective as to such third party unless an actual notice or knowledge of such revocation shall have been received by such third party, and the Company for itself and its successors and assignees hereby agrees to indemnify and hold harmless any such third party from and against any and all claims that may arise against such third party by reason of such third party having relied on the provisions of this instrument

IN WITNESS WHEREOF, the Company has caused this Power of Attorney to be duly executed.

Panama Republic, the 3rd day of May 2001.

New Coronado Investment Corp.
By its Managing Director

/s/Eira de Bello
By: Mrs. Eira de Bello
Managing Director